UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

TheStreet, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

88368Q103

(CUSIP Number)

Ernest C. Mysogland

Spear Point Capital Management LLC

400 Poydras Street, Suite 2100

New Orleans, LA 70130

(203) 221-2641

FiveT Capital AG

Allmendstrasse 140

8041 Zurich, Switzerland

+41 43 3222510

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Fund LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 572,582

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 572,582

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 572,582

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.63%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Condor LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,167,802

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,167,802

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,167,802

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.31%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Spear Point Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons Rodney A. Bienvenu, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Trevor L. Colhoun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons Ernest C. Mysogland

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,740,384

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,740,384

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,740,384

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.94%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveMore Special Situations Fund Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,200,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,200,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,200,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.40%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveT Investment Management Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 500,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 500,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 500,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.42%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 88368Q103

1.	Names of Reporting Persons FiveT Capital AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Switzerland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,700,000

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,700,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,700,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 4.83%

14.	Type of Reporting Person (See Instructions) IA

Item 1.                                 Security and Issuer

This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of TheStreet, Inc., a Delaware corporation (the “Issuer”), having its principal executive offices at 14 Wall Street, 15th Floor, New York, NY, 10005.

The Reporting Persons filed a Schedule 13D relating to the Common Stock of the Issuer with the U.S. Securities and Exchange Commission on March 8, 2016 (the “Initial Schedule 13D”). The Initial Schedule 13D was amended by Amendment No. 1 filed on March 11, 2016, and Amendment No. 2 filed on May 2, 2016.  The Initial Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2 is further amended by this Amendment No. 3 (this “Amendment”) which is being filed by the Reporting Persons to furnish additional information as set forth herein.  All information set forth in the Initial Schedule 13D, as previously amended and as further amended hereby, is incorporated by reference.  All capitalized terms not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D, as previously amended.

Item 4.                                 Purpose of Transaction

Item 4 is hereby amended to add the following:

As previously reported, on March 10, 2016 Reporting Persons Spear Point Capital Fund LP, Spear Point Condor LP, FiveMore Special Situations Fund Ltd, and FiveT Investment Management Ltd (collectively, the “Stockholders”) sent notice to the Issuer of their nominations of Mr. Johannes M. Roth and Mr. Alexius John Benedict Fenwick (the “Nominees”) for election to the Issuer’s Board of Directors at the Annual Meeting (the “Nomination Notice”).  A copy of the Nomination Notice was attached to Amendment No. 1 as Exhibit 99.7.

Subsequently, as described in Amendment No. 2, on April 15, 2016 the Issuer’s Board informed the Stockholders that the Stockholders’ March 10, 2016 Nomination Notice was defective, alleging that the Stockholders did not demonstrate stock ownership as required by the Corporation’s policies governing stockholder nominations.  No prior claim of deficiency had been sent, and the Board did not offer any opportunity to cure the alleged defect.  Due to the alleged defect, the Issuer informed the Stockholders they would not be permitted to proceed with their nominations of the Nominees at the Annual Meeting.

The Stockholders vehemently disagree that there was any defect in the Nominating Notice; the Stockholders provided evidence of ownership of Common Stock in accordance with the Issuer’s policies governing stockholder nominations, in addition to all information required under such policies, prior to the deadline for stockholder nominations.  The Stockholders demand to be permitted to proceed with their nominations at the Annual Meeting.  See, April 29, 2016 letter to the Board, attached as Exhibit 99.10 to Amendment No. 2, expressing Stockholders’ view in more detail.

The Issuer announced that the Annual Meeting will be held on June 9, 2016 for the purpose of electing directors for the two Class II director seats up for election, ratifying the Issuer’s outside auditors, and approving, on an advisory basis, the Issuer’s executive compensation plans.

The Stockholders have announced their voting decisions with respect to the proposals to be considered at the Annual Meeting.  Unless the Issuer permits the Stockholders’ nomination of the Nominees to be presented for vote by the Issuer’s stockholders entitled to vote at the Annual Meeting, the Stockholders will not attend the Annual Meeting, in person or by proxy, in order to deny quorum necessary for the Annual Meeting to proceed.  In the event the Stockholders’ nomination of the Nominees is permitted to be presented for vote by the Issuer’s stockholders entitled to vote at the Annual Meeting, or in the event the Annual Meeting is postponed due to lack of a necessary quorum, and their nominations will be presented at a postponed meeting, the Stockholders will attend the meeting and vote for the election of their Nominees — Mr. Johannes M. Roth and Mr. Alexius John Benedict Fenwick — to the Board, vote against approving (on an advisory basis) the Issuer’s executive compensation plans, and vote for ratification of the Issuer’s independent auditing firm.

A copy of the May 25, 2016 letter announcing the Stockholders’ voting decision and the reasons therefor is attached hereto as Exhibit 99.13 and is incorporated herein by reference.

THE ATTACHED LETTER STATES HOW THE STOCKHOLDERS INTEND TO VOTE THEIR STOCK OF THE COMPANY AND THE REASONS THEREFOR, MADE UNDER RULE 14a-1(l)(2)(iv) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.  NEITHER THE ATTACHED LETTER NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE REPORTING PERSONS’ AGREEMENT OR THE GROUP. THE REPORTING PERSONS ARE NOT HEREBY SOLICITING, AND DO NOT INTEND TO SOLICIT, AND THE ATTACHED LETTER DOES NOT CONSTITUTE A SOLICITATION OF, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE ANNUAL MEETING, PROVIDED THAT THE REPORTING PERSONS MAY DETERMINE TO ENGAGE IN SOLICITATION IN RELIANCE UPON RULE 14a-2(b)(2) UNDER THE EXCHANGE ACT, WHICH PERMITS NON-REGISTERED SOLICITATIONS UP TO TEN (10) STOCKHOLDERS TO BE MADE WITHOUT INCURRING PROXY FILING AND DISCLOSURE OBLIGATIONS. THE REPORTING PERSONS DO NOT INTEND TO MAKE ANY PUBLIC STATEMENTS REGARDING THESE MATTERS OR TO RESPOND TO INQUIRIES BY OTHER STOCKHOLDERS REGARDING THESE MATTERS EXCEPT AS PERMITTED UNDER APPLICABLE REGULATIONS. THE REPORTING PERSONS BELIEVE THAT ALL STOCKHOLDERS SHOULD MAKE INDEPENDENT DECISIONS REGARDING THE ELECTION OF DIRECTORS AND ANY OTHER MATTER TO BE VOTED UPON AT THE ANNUAL MEETING.

Item 7.                                 Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

The following is filed herewith as an exhibit to this statement.

Exhibit 99.13	Letter dated May 25, 2016 from Stockholders announcing voting decision

In addition, Power of Attorney filed as Exhibit 24.1 to the Initial Schedule 13D is incorporated by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	May 25, 2016

SPEAR POINT CAPITAL MANAGEMENT LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL PARTNERS LLC

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CAPITAL FUND LP
By:	Spear Point Capital Partners LLC
Its:	General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

SPEAR POINT CONDOR LP
By:	Spear Point Capital Partners LLC
Its:	General Partner

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
Title:	Managing Member

/s/ Rodney A. Bienvenu, Jr.
Rodney A. Bienvenu, Jr.

/s/ Trevor L. Colhoun
Trevor L. Colhoun

/s/ Ernest C. Mysogland
Ernest C. Mysogland

FIVE MORE SPECIAL SITUATIONS FUND LTD

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
by power of attorney

FIVET INVESTMENT MANAGEMENT LTD

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
by power of attorney

FiveT Capital AG

By:	/s/ Rodney A. Bienvenu, Jr.
Name:	Rodney A. Bienvenu, Jr.
by power of attorney

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).